Mr. Patrick Kuhn

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C 20549-3561

Dear Mr. Kuhn:

This will confirm our telephone conversation of September 12, 2008 concerning the comment letter of the same date on the O’Charley’s Inc. Form 10-K for the Fiscal Year Ended December 30, 2007 (File No. 000-18629).  In that conversation, you agreed to extend the time for us to file our response to that letter to October 17, 2008.  We appreciate your accommodation to our timing request.

Sincerely,

Lawrence E. Hyatt

Chief Financial Officer, Secretary and Treasurer

O’Charley’s Inc.